Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the year ended December 31, 2015

(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees (1)	$675,657

Add:
Interest on indebtedness (excluding capitalized interest)	222,542
Amortization of debt premiums, discounts and capitalized expenses	17,228
Amortization of capitalized interest	4,746
Portion of rents representative of the interest factor	7,877
928,050

Distributed income from equity investees	126,263

Pretax earnings from continuing operations, as adjusted	$1,054,313

Fixed charges -
Interest on indebtedness (excluding capitalized interest)	$222,542
Capitalized interest	5,618
Amortization of debt premiums, discounts and capitalized expenses	17,228
Portion of rents representative of the interest factor	7,877

Fixed charges	$253,265

Ratio of earnings to fixed charges	4.2

 (1) Includes an aggregate gain on liquidation of real estate joint venture interests of $373.8 million.

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